World Headquarters Optio Software, Inc. 3015 Windward Plaza Fairways II Alpharetta, GA 30005 USA tel: 770.576.3500 fax: 770.576.3699

November 1, 2005

Stephen G. Krikorian, Branch Chief – Accounting

United States Securities and Exchange Commission

Division of Corporate Finance, Room 4561

Washington, D.C. 20549

Re:	Optio Software, Inc.
Form 10-K for Fiscal Year Ended January 31, 2005
Form 10-Q for Fiscal Year Quarter Ended July 31, 2005
File No. 1-15529

Dear Mr. Krikorian:

This letter sets forth the response of Optio Software, Inc. (the “Company” or “Optio”) to the Commission’s comment letter dated October 18, 2005. The Company has reproduced each of the Staff’s comments and/or questions and indicated its response thereafter. The Company has reviewed this response with its current external auditors and outside legal counsel.

The Company believes that the following responses appropriately address the Staff’s comments.

Form 10-Q for Fiscal Quarter Ended July 31, 2005

Controls and Procedures – Evaluation and Disclosure Controls and Procedures, page 27

Prior comment 2

1.	We note that in response to prior comment 2 you have revised the definition of disclosure controls and procedures within Item 4 of the Form 10-Q filed on September 14, 2005. Please be advised that this revision should have been in addition to the previously disclosed definition rather than a replacement of the previous disclosure. Accordingly, the revised disclosures continue to be substantially similar, but narrower, than those defined in paragraph (e) of the Rules. In future filings, where you define disclosure controls and procedures you should include the complete definition or, alternatively, you may simply reference the Rule in which disclosure controls and procedures are defined.

www.optiosoftware.com

info@optiosoftware.com

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The Company will revise its future filings to include the complete definition of disclosure controls and procedures or, alternatively, the Company may simply reference the Rule in which the disclosure controls and procedures are defined.

Prior comment 3

2.	We note that in response to prior comment 3 you have removed the reference to reasonable assurance in the first paragraph and expanded the second paragraph to state that your disclosure and procedures are designed to provide reasonable assurance of achieving their objectives. Please note that the revision in the second paragraph should have been in addition to your original statement in the first paragraph. That is, a reference to reasonable assurance with respect to the design of disclosure controls and procedures necessitates that you state that such controls and procedures are effective at that same level of assurance. In future filings, where you state that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives you should also state that your disclosure controls and procedures were effective at that reasonable assurance level. Alternatively, all references to reasonable assurance may be excluded from your disclosures.

The Company will remove all references to reasonable assurance.

Based upon comments 1 and 2 above, the Company’s future filings will read as follows:

“Our Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) as of July 31, 2005, and have concluded that, as of such date, our disclosure controls and procedures are effective in ensuring that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms. Our Chief Executive Officer and Chief Financial Officer also concluded that, as of July 31, 2005, our disclosure controls and procedures are effective in ensuring that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.”

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Form 10-K for Fiscal Year Ended January 31, 2005

Note 4 – Notes Receivable, page F-12

Prior comment 5

3.	We have reviewed your response to comment 5 and note that the disclosure requirements of paragraph 20 of SFAS 114 that you set forth in your response appear to be those of SFAS 114, before it was amended by SFAS 118. Please clarify the source of the disclosure requirement set forth in your response and why you have presented them as such. As previously requested, tell us how your disclosures comply with the requirements of paragraph 20 of SFAS 114, as amended by SFAS 118.

In error, the Company referenced SFAS 114 prior to its amendment by SFAS 118 in its previous response. As a correction, the information below sets forth the requirements of SFAS 114, paragraph 20, as amended by SFAS 118 and how Optio has complied, or will comply, with such disclosure requirements.

(a)	As of the date of each statement of financial position presented, the total recorded investment in the impaired loans at the end of each period and (1) the amount of that recorded investment for which there is a related allowance for credit losses determined in accordance with this Statement and the amount of that allowance and (2) the amount of that recorded investment for which there is no related allowance for credit losses determined in accordance with this Statement.

The Consolidated Balance Sheets reflect the Note Receivable from M2, net of impairment reserve, as of each balance sheet date. Thus, while the disclosure reflects the net investment in both periods, the recorded investment is readily determinable. The total allowance for credit losses (impairment reserve) is reflected on the face of the Consolidated Balance Sheets in both periods. In future filings, Optio will present the gross recorded investment in the M2 Note in the Notes to the Consolidated Financial Statements for each balance sheet presented.

(b)	The creditor’s policy for recognizing interest income on impaired loans, including how cash receipts are recorded.

With respect to cash receipts, Note 4 to the Consolidated Financial Statements states that “installment payments are allocated first to interest, with the remaining balance allocated to principal”, in accordance with the provisions of the M2 Note. However, the Company has not explicitly set forth our policy for recognizing interest

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income on impaired loans. In the future, in addition to the disclosures already provided on Page F-12 of the Form 10-K, Optio will present its policy for recognizing interest on the M2 Note as follows: “Optio recognizes interest income on the gross amount of the M2 Note on an accrual basis. Management believes it is appropriate to continue to accrue interest income on the M2 Note because M2 has continued to make timely payments on the Note since the initial impairment charge.”

(c)	For each period for which results of operations are presented, the average recorded investment in the impaired loans during each period, the related amount of interest income recognized during the time within that period that the loans were impaired, and, unless not practicable, the amount of interest income recognized using a cash-basis method of accounting during the time within that period that the loans were impaired.

Since these amounts are related to one loan and transactions with M2 were limited, the averages were not difficult to assess. However, in future filings, the Company will disclose in tabular form, for each period for which results of operations are presented, the average recorded investment in the impaired loans during the period and the amount of interest income recognized on an accrual basis and on a cash basis during the time within that period that the loans were impaired.

Finally, FAS 114, as amended by FAS 118, requires a creditor to “disclose the activity in the total allowance for credit losses related to loans, including the balance in the allowance at the beginning and end of each period, additions charged to operations, direct write-downs charged against the allowance, and recoveries of amounts previously charged off.”

All activity in the Impairment of M2 Note Receivable account has been reflected on the Consolidated Statements of Operations. There has only been one addition to the allowance (impairment reserve), which Optio further described in Note 4 to the financial statements. Because there was no other activity in the allowance account, Optio did not present a roll forward of the allowance account. However, for clarification to the reader, in future filings Optio will present in tabular format, for each period for which results of operations are presented, a roll forward of the activity in the allowance account.

4.	Specifically address your policy for recognizing interest income on impaired loans, including how cash receipts are recorded. In this regard, we understand that you have continued to recognize interest income on the M2 Systems note receivable; however, we do not see any disclosure surrounding your stated policy.

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Please reference our response under 3 (b) above.

Thank you for your consideration in these matters. If you have any further questions, please do not hesitate to contact me.

Sincerely,

/s/ Caroline Bembry
Caroline Bembry Chief Financial Officer